Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

	First Half	Fiscal Year
(in thousands, except ratios)	2017	2016	2015	2014	2013	2012
Computation of Earnings:
Income before income taxes	$3,216	$92,712	$99,122	$55,618	$44,244	$53,348
Add:
Interest expense	19,387	34,475	26,905	27,337	27,474	33,104
Amortization of debt premium/discount and expenses	537	1,855	2,011	1,938	1,933	2,242
Interest portion of rent expense(1)	2,975	4,564	2,977	2,523	2,380	1,975
Earnings as adjusted	$26,115	$133,606	$131,015	$87,416	$76,031	$90,669

Computation of Fixed Charges:
Interest expense	$19,387	$34,475	$26,905	$27,337	$27,474	$33,104
Capitalized interest	281	489	348	173	177	111
Amortization of debt premium/discount and expenses	537	1,855	2,011	1,938	1,933	2,242
Interest portion of rent expense(1)	2,975	4,564	2,977	2,523	2,380	1,975
Fixed charges	$23,180	$41,383	$32,241	$31,971	$31,964	$37,432

Ratio of Earnings to Fixed Charges	1.13	3.23	4.06	2.73	2.38	2.42

(1)	Interest portion of rent expense includes 1/3 of net rent expense.